Exhibit 99.1

[Non-binding translation from German]

Invitation to the

Annual General Meeting of Shareholders

of SAP SE

having its registered office in Walldorf, Germany

Securities Identification Number (Wertpapierkennnummer): 716 460

ISIN: DE 000 7 164 600

The shareholders in our Company are hereby invited to attend the annual General Meeting of Shareholders at the SAP Arena, An der Arena 1, 68163 Mannheim, Germany, on Thursday, May 12, 2016, at 10.00 hrs (Central European Summer Time – CEST).

Overview of Contents

I.	Agenda

1.	Presentation of the adopted annual financial statements and the approved group annual financial statements, the combined management report and group management report of SAP SE, including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and 315 (4) of the German Commercial Code (Handelsgesetzbuch; “HGB”), and the Supervisory Board’s report, each for fiscal year 2015

2.	Resolution on the appropriation of the retained earnings of fiscal year 2015

3.	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2015

4.	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2015

5.	Resolution on the approval of the system of Executive Board remuneration

6.	Appointment of the auditors of the financial statements and group annual financial statements for fiscal year 2016

7.	By-election of a Supervisory Board member

8.	Resolution on the cancellation of the existing authorization and the granting of a new authorization of the Executive Board to issue convertible and/or warrant-linked bonds, profit-sharing rights and/or income bonds (or combinations of these instruments), the option to exclude shareholders’ subscription rights, the cancellation of Contingent Capital IV and the creation of new contingent capital and the corresponding amendment to Section 4 of the Articles of Incorporation

II.	Information on Item 7 on the agenda

III.	Report of the Executive Board regarding Item 8 on the agenda

IV.	Further information and details concerning the General Meeting of Shareholders

I.	AGENDA

1.	Presentation of the adopted annual financial statements and the approved group annual financial statements, the combined management report and group management report of SAP SE, including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and 315 (4) of the German Commercial Code (Handelsgesetzbuch; “HGB”), and the Supervisory Board’s report, each for fiscal year 2015

These documents and the Executive Board proposal for the appropriation of retained earnings can be viewed on the Internet at www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

On March 24, 2016, the Supervisory Board approved the annual financial statements prepared by the Executive Board on February 25, 2016 in accordance with Section 172 sentence 1 of the German Stock Corporation Act (Aktiengesetz; “AktG”). The annual financial statements have thus been adopted. At the same time, the Supervisory Board also approved the group annual financial statements. In accordance with Section 173 (1) AktG, it is therefore not necessary for the General Meeting of Shareholders to adopt the annual financial statements and to approve the group annual financial statements. The other aforementioned documents, too, must merely be made available to and, pursuant to Section 176 (1) sentence 2 AktG, must be explained at the General Meeting of Shareholders, with no resolution (except in respect of the appropriation of retained earnings) being required.

2.	Resolution on the appropriation of the retained earnings of fiscal year 2015

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The retained earnings for fiscal year 2015 in the amount of € 9,256,034,334.33, as reported in the annual financial statements, are to be appropriated as follows:

Payment of a dividend in the amount of € 1.15 per no-par value share carrying dividend rights	= € 1,377,690,918.45

transfer to other revenue reserves	€ 1,000,000,000.00

and carry-forward of the remainder to new account	= € 6,878,343,415.88

The dividend amount and the remainder to be carried forward to new account set out in the above resolution proposal are based on a capital stock carrying dividend rights of € 1,197,992,103.00, divided into 1,197,992,103 no-par value shares, as at the date of preparation of the annual financial statements (February 25, 2016).

The number of shares carrying dividend rights may have changed by the time the resolution on the appropriation of retained earnings is passed. If this is the case, the Executive Board and the Supervisory Board will submit an amended resolution proposal on the appropriation of retained earnings to the General Meeting of Shareholders, which will also provide for a distribution of € 1.15 per no-par value share carrying dividend rights. Such amendment will be made as follows: If the number of shares carrying dividend rights, and thus the total dividend amount, decreases, the amount to be carried forward to new account will be increased accordingly. If the number of shares carrying dividend rights, and thus the total dividend amount, increases, the amount to be carried forward to new account will be reduced accordingly.

Payment of the dividend will be effected promptly after the corresponding resolution has been passed by the General Meeting of Shareholders and is expected to take place on or after May 13, 2016.

3.	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2015

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board holding office in fiscal year 2015 be formally approved for that period.

4.	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2015

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board holding office in fiscal year 2015 be formally approved for that period.

5.	Resolution on the approval of the system of Executive Board remuneration

The previous system of Executive Board remuneration was changed as of fiscal year 2016. In particular, after expiry of the “SAP RSU Milestone Plan 2015”, which was created for the years 2012 to 2015, a new long-term remuneration component was introduced with the “SAP Long Term Incentive Program 2016”. The new remuneration system is to be presented to the General Meeting of Shareholders for approval in accordance with Section 120 (4) AktG.

The Supervisory Board and the Executive Board propose that the following resolution be adopted:

The General Meeting of Shareholders approves the new system of Executive Board remuneration described in the remuneration report that has been in place since January 1, 2016.

The remuneration report containing the description of the new system of Executive Board remuneration that has been in place since January 1, 2016 is included in the 2015 Annual Report. The Annual Report can be viewed on the Internet at www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

6.	Appointment of the auditors of the financial statements and group annual financial statements for fiscal year 2016

Following a corresponding recommendation by the audit committee, the Supervisory Board proposes that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, be appointed auditors of the financial statements and group annual financial statements for fiscal year 2016.

7.	By-election of a Supervisory Board member

By order of the Local Court (Amtsgericht) of Mannheim of May 28, 2015, Prof. Dr. Gesche Joost was appointed Supervisory Board member of the Company for a limited term up to the close of the General Meeting of Shareholders on May 12, 2016, replacing Dr. h. c. Hartmut Mehdorn, who had previously resigned from office. Prof. Dr. Gesche Joost is to be elected to the Supervisory Board by the General Meeting of Shareholders for the remainder of the term of office of Dr. h. c. Hartmut Mehdorn.

The Supervisory Board proposes that

Prof. Dr. Gesche Joost, Professor for Design Research and Head of Design Research Lab at the Berlin University of Arts, resident in Berlin,

be elected as shareholders’ representative to the Supervisory Board of SAP SE for a term of office starting at the close of the General Meeting of Shareholders on May 12, 2016 and ending at the close of the General Meeting of Shareholders that formally approves the acts of the Supervisory Board for fiscal year 2018, but ending no later than on May 20, 2020.

The election proposal is based on a corresponding proposal by the nomination committee and also takes into account the objectives resolved by the Supervisory Board on October 8, 2015 regarding its composition.

With respect to section 5.4.1 (5) through (7) of the German Corporate Governance Code (Deutscher Corporate Governance Kodex), it is confirmed that, in the assessment of the Supervisory Board, Prof. Dr. Gesche Joost does not maintain any personal or business relations to SAP SE or its group companies, the corporate bodies of SAP SE or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which would be regarded as material for the resolution of the General Meeting of Shareholders other than the existing membership of the Supervisory Board of SAP SE.

The information pursuant to Section 125 (1) sentence 5 AktG regarding the memberships held by Prof. Dr. Gesche Joost of other supervisory boards to be established by law and of comparable supervisory bodies of commercial enterprises in Germany and abroad is set out in Section II. below (“Information on Item 7 on the agenda”).

Also please note the following with regard to the election of a Supervisory Board member:

In accordance with Article 40 (2) sentence 1 and (3) of the SE Regulation, Section 17 of the German SE Implementation Act (SE-Ausführungsgesetz; “SE-AG”), Section 21 (3) of the German Act on Employee Involvement in European Companies (SE-Beteiligungsgesetz; “SEBG”), Part II. Clauses 2 and 3 of the Agreement on the Involvement of Employees in SAP SE dated March 10, 2014 and Section 10 (1) of the Articles of Incorporation of SAP SE, the Supervisory Board of SAP SE comprises eighteen members, nine of whom will be elected by the General Meeting of Shareholders as shareholders’ representatives and the remaining nine will be appointed as employees’ representatives under the Agreement on the Involvement of Employees in SAP SE referred to above. Pursuant to Section 17 (2) SE-AG, the Supervisory Board of SAP SE must comprise at least 30% of men and women each. The minimum share of 30% of men and women each on the Supervisory Board must be taken into account when one or several new appointments are required to be made to the Supervisory Board.

Neither the shareholders’ representatives nor the employees’ representatives on the Supervisory Board have raised objections against joint compliance (Gesamterfüllung) pursuant to Section 96 (2) sentence 3 AktG. To the extent that the minimum share requirement (Mindestanteilsgebot) pursuant to Section 17 (2) SE-AG applies to the full Supervisory Board (Gesamtaufsichtsrat), at least five of the seats on the Supervisory Board of SAP SE would have to be held by women and five of the seats would have to be held by men based on the rounding rule of Section 96 (2) sentence 4 AktG in order to fulfill the minimum share requirement. To the extent that the minimum share requirement pursuant to Section 17 (2) SE-AG applies only to the shareholders’ side, at least three of the seats on the Supervisory Board of SAP SE would have to be held by women and three of the seats would have to be held by men based on the rounding rule of Section 96 (2) sentence 4 AktG in order to fulfill the minimum share requirement. The Supervisory Board is currently composed of two women and seven men on both the shareholders’ and the employees’ side. In view of the current allocation of seats between women and men, the next person to be elected to the Supervisory Board in a by-election will in any case be a woman. The proposal for the election of Prof. Dr. Gesche Joost reflects this requirement irrespective of whether the minimum share requirement pursuant to Section 17 (2) SE-AG refers to the full Supervisory Board or only to the shareholders’ side. Since Prof. Dr. Gesche Joost is one of the two women already appointed to the Supervisory Board on the shareholders’ side, the current allocation of the seats between men and women (all other conditions being the same) would remain unchanged in the event of the reappointment of Prof. Dr. Gesche Joost as proposed by the Supervisory Board.

8.	Resolution on the cancellation of the existing authorization and the granting of a new authorization of the Executive Board to issue convertible and/or warrant-linked bonds, profit-sharing rights and/or income bonds (or combinations of these instruments), the option to exclude shareholders’ subscription rights, the cancellation of Contingent Capital IV and the creation of new contingent capital and the corresponding amendment to Section 4 of the Articles of Incorporation

By resolution adopted by the General Meeting of Shareholders of May 25, 2011, the Executive Board was authorized to issue convertible and/or warrant-linked bonds on or before May 24, 2016 in an aggregate principal amount of up to € 7.5 billion and carrying conversion or option rights in respect of shares in the Company representing a pro rata share in the capital stock of up to EUR 100 million in aggregate. In view of the fact that the existing authorization will expire shortly after this year’s annual General Meeting of Shareholders, it is proposed to the General Meeting of Shareholders that a new authorization be granted to issue convertible and/or warrant-linked bonds in order to ensure that the Company will have these instruments at its disposal, should the need arise, also in the coming years. The authorization is to permit, as is currently the case, the issue of bonds carrying conversion or option rights in respect of SAP SE shares representing a pro rata amount of capital stock of up to € 100 million. It is also intended to allow for the bonds to carry conversion or option obligations. In addition, it is intended to enable the issue of profit-sharing rights and/or income bonds as well as of combinations of the different instruments in future. The permissible aggregate principal amount is to be increased to € 10 billion.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

a)	Cancellation of the existing authorization to issue convertible and/or warrant-linked bonds and to exclude shareholders’ subscription rights

The authorization to issue convertible and/or warrant-linked bonds granted by resolution on Item 7 on the agenda of the General Meeting of Shareholders of May 25, 2011 will be cancelled.

b)	Granting of a new authorization to issue convertible and/or warrant-linked bonds, profit-sharing rights and/or income bonds (or combinations of these instruments), and to exclude shareholders’ subscription rights

(aa)	Authorization period, principal amount, term, number of shares

The Executive Board is authorized, subject to the consent of the Supervisory Board, to issue bearer and/or registered convertible and/or warrant-linked bonds, profit-sharing rights and/or income bonds (or combinations of these instruments) (hereinafter together also referred to as the “Bonds”) on one or more occasions on or before May 11, 2021 in an aggregate principal amount of up to € 10 billion with a maximum term of thirty years and to grant to the holders or creditors of Bonds conversion or option rights in respect of SAP SE shares representing a pro rata amount of capital stock of up to € 100 million in accordance with the more detailed terms and conditions of the Bonds (hereinafter also referred to as the “Bond Terms”). The Bonds may feature a fixed or variable interest rate. The interest rate may further depend, in whole or in part, on the dividend amount of SAP SE, as is the case for income bonds.

(bb)	Currency, issue by majority holdings

To the extent legally permissible and limited to the relevant euro equivalent, the Bonds may be issued not only in euro but also in the legal currency of an OECD country. They may also be issued by any direct or indirect majority holdings of SAP SE (companies in which SAP SE directly or indirectly holds a majority of votes and capital), in which case the Executive Board is authorized, subject to the consent of the Supervisory Board, to provide the guarantee for the Bonds on behalf of SAP SE and to grant or guarantee to the holders or creditors of such Bonds convertible or option rights in respect of SAP SE shares.

(cc)	Conversion right

If convertible bearer bonds or registered convertible bonds are issued, the holders, or respectively the creditors, of the convertible bonds will have the right to convert their convertible bonds into shares in the Company in accordance with the Bond Terms. The conversion ratio is determined by dividing the principal amount of each definitive Bond (hereinafter also referred to as a “Definitive Bond”) by the fixed conversion price for one SAP SE share. The conversion ratio may also be determined by dividing the issue price of a Definitive Bond, if lower than the principal amount, by the fixed conversion price for one SAP SE share. Provision may be made for the conversion ratio to be variable and/or the conversion price to be fixed, within a range to be determined, by reference to the development of the price of the SAP SE share during the term of the convertible bond or to be changed as a result of anti-dilution provisions pursuant to lit. (gg). The conversion ratio may in any event be rounded up or down to an integral number; moreover, a provision may be made for an additional cash payment to be effected by the holder or creditor of the Definitive Bond. Where conversion rights to fractional shares arise, provision may be made to permit for these fractional shares to be consolidated in accordance with the Bond Terms such that conversion rights are created that entitle their holders to subscribe for whole shares – where applicable, against an additional cash payment – and/or for these fractional shares to be compensated in cash. The pro rata amount of capital stock represented by the shares to be issued upon conversion of each Definitive Bond must not exceed the principal amount of the Definitive Bond or the issue price of the Definitive Bond, if lower than the principal amount.

(dd)	Option right

If warrant-linked bonds are issued, one or more warrants will be attached to each Definitive Bond entitling the holder or creditor to subscribe for SAP SE shares in accordance with the warrant terms and conditions. Provision may be made for the option price to be fixed, within a range to be determined, by reference to the development of the price of the SAP SE share during the term of the warrant-linked bond or to be changed as a result of anti-dilution provisions pursuant to lit. (gg). The warrant terms and conditions may provide that the option price may also be paid by transferring Definitive Bonds and, if necessary, by effecting an additional cash payment. The relevant conversion ratio will be equal to the principal amount of a Definitive Bond divided by the option price for one SAP SE share. Where subscription rights to fractional shares arise, provision may be made to permit for these fractional shares to be consolidated in accordance with the Bond Terms such that subscription rights are created that entitle their holders to subscribe for whole shares – where applicable, against an additional cash payment – and/or for these fractional shares to be compensated in cash. The pro rata amount of capital stock represented by the shares to be subscribed for each Definitive Bond must not exceed the principal amount of the Definitive Bond or the issue price of the Definitive Bond, if lower than the principal amount. The maximum term of the option rights is thirty years.

(ee)	Conversion and option obligation

The conversion or option terms and conditions may also impose a conversion or option obligation (Mandatory Convertible) at maturity or at another point in time (hereinafter in each case also referred to as the “Final Maturity”) or provide for the right of SAP SE to grant holders or creditors of the Bonds on Final Maturity shares in SAP SE wholly or partially in lieu of the payment due. In such cases, the conversion or option price for one share may correspond to the average price of the SAP SE share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the ten trading days preceding or following the date on which conversion is declared and/or the option is exercised or the conversion and/or option obligation is fulfilled, even if such price is lower than the minimum price specified in lit. (gg) below. This average price will be the arithmetic mean of the closing auction prices. If no closing auction is effected in the relevant electronic trading system, the closing auction price will be replaced by the price determined in the last auction that takes place on a trading day or, in the absence of any such auction, the last price determined on that trading day. In such cases, too, the pro rata amount of capital stock represented by the shares to be issued on Final Maturity for each Definitive Bond must not exceed the nominal amount of the individual Definitive Bond.

(ff)	Cash payment, granting of existing shares

The Bond Terms may provide that the Company, in the event of a conversion or the exercise of an option or the fulfillment of a conversion or option obligation, will not grant shares in the Company but will pay the equivalent value in cash which, in accordance with the more detailed Bond Terms, corresponds to the average price of the SAP SE share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the ten trading days preceding or following the date on which conversion is declared or the option is exercised. This average price will be the arithmetic mean of the closing auction prices. If no closing auction is effected in the relevant electronic trading system, the closing auction price will be replaced by the price determined in the last auction that takes place on a trading day or, in the absence of any such auction, the last price determined on that trading day. The Bond Terms may also provide that, in the event of a conversion or the exercise of an option or the fulfillment of a conversion or option obligation, the Company may elect to grant existing shares in the Company rather than new shares.

(gg)	Conversion/option price, anti-dilution provisions

Even in the event of a variable conversion ratio or a variable conversion or option price, with the exception of cases of a conversion or option obligation (see lit. (ee) above), the conversion or option price to be determined for each share must be equivalent either – in the event that shareholders’ subscription rights are excluded – to at least 80% of the average price of the SAP SE share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the ten trading days preceding the day on which the Executive Board adopts the resolution on the issue of the convertible or warrant-linked bond (day of the final decision by the Executive Board to submit an offer regarding the subscription of Bonds or regarding the declaration of acceptance by the Company following a request to submit subscription offers, as applicable) or alternatively – in the event that shareholders’ subscription rights are granted – to at least 80% of the average price of the SAP SE share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) in the period from the start of the subscription period to the day immediately preceding the publication of the final terms pursuant to Section 186 (2) sentence 2 AktG. This average price will be the arithmetic mean of the closing auction prices. If no closing auction is effected in the relevant electronic trading system, the closing auction price will be replaced by the price determined in the last auction that takes place on a trading day or, in the absence of any such auction, the last price determined on that trading day. Section 9 (1) AktG remains unaffected. Should any dilution of the economic value of the existing conversion or option rights or obligations occur during the term of the Bonds or warrants granting a conversion or option right or imposing a conversion or option obligation and should no subscription rights be granted by way of compensation, the conversion or option rights or obligations may, without prejudice to Section 9 (1) AktG, be adjusted in a manner preserving their value, save to the extent that such adjustment is already governed by mandatory law. In any event, the pro rata amount of capital stock represented by the shares to be subscribed for each Definitive Bond must not exceed the lower of the principal amount or issue price per Definitive Bond. Instead of an adjustment of the conversion or option price in a manner preserving their value, the payment of an appropriate cash amount by SAP SE upon exercise of the conversion or option right or upon fulfillment of the conversion or option obligation may be provided for in all these cases, as set out in more detail in the terms and conditions of the Bonds.

(hh)	Granting of shareholders’ subscription rights, exclusion of shareholders’ subscription rights

The shareholders are generally entitled to subscription rights in respect of the Bonds. The Bonds may also be underwritten by one or more credit institutions or a syndicate of credit institutions, or enterprises which have an equivalent status under Section 186 (5) sentence 1 AktG, with the obligation to offer them to the shareholders for subscription (indirect subscription right). If the Bonds are issued by a direct or indirect majority holding of SAP SE, SAP SE must ensure that its shareholders are granted subscription rights in accordance with the foregoing sentences. The Executive Board is authorized, however, subject to the consent of the Supervisory Board, to exclude shareholders’ subscription rights in respect of the Bonds in the following cases:

•	in respect of fractional shares arising as a result of the subscription ratio;

•	to the extent necessary to grant to the holders or creditors of previously issued conversion or option rights subscription rights in the scope to which they would have been entitled as shareholders following the exercise of the conversion or option rights;

•

to the extent the Bonds are issued with conversion or option rights or conversion or option obligations and structured such that the issue price of the Bonds is not substantially below their market value determined in accordance with generally accepted methods in particular of finance mathematics. This authorization to exclude shareholders’ subscription rights only applies, however, to Bonds carrying conversion or option rights or obligations in respect of shares representing a pro rata amount of capital stock of SAP SE of no more than 10% in aggregate. For the purpose of calculating the 10% threshold, the lower of the amounts of capital stock existing at the time the resolution on this authorization is adopted by the General Meeting of Shareholders or at the time this authorization is exercised will be relevant. The authorized volume will be reduced by the pro rata amount of capital stock represented by any new or repurchased shares which were issued or sold during the term of this authorization subject to the simplified exclusion of shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG as well as by the pro rata amount of capital stock attributable to any conversion and/or option rights or obligations under any bonds that were issued on or after May 12, 2016 applying Section 186 (3) sentence 4 AktG mutatis mutandis.

However, the total pro rata amount of capital stock represented by the shares carrying conversion or option rights or obligations under any bonds in respect of which shareholders’ subscription rights are excluded under these authorizations together with the pro rata amount of capital stock represented by treasury shares or new shares from authorized capital which were sold or issued subject to the exclusion of shareholders’ subscription rights after the beginning of May 12, 2016, must not exceed 20% of the capital stock of SAP SE; the relevant amount will be the amount of the capital stock as of May 12, 2016, or the amount of the capital stock as at the time the present authorization is exercised, whichever is lower. The shareholders’ subscription rights are also deemed to have been excluded if the shares are sold or issued by applying Section 186 (3) sentence 4 AktG directly or mutatis mutandis.

Where profit-sharing rights or income bonds without conversion or option rights or obligations are issued, the Executive Board is authorized, subject to the consent of the Supervisory Board, to exclude shareholders’ subscription rights entirely, provided these profit-sharing rights or income bonds resemble debt obligations, i.e. they do not represent membership rights in the Company, they do not grant a share in any liquidation proceeds and their interest rate is not calculated on the basis of the annual net earnings, the net profit or the dividend. Moreover, in this case, the interest rate and issue price of the profit-sharing rights or income bonds must reflect the market conditions for comparable debt instruments prevailing at the time of issue.

(ii)	Authorization to determine the further details

The Executive Board is authorized, subject to the consent of the Supervisory Board and the aforementioned provisions, to fix, or determine in agreement with the corporate bodies of the majority holdings of SAP SE issuing the Bonds, the further details of the issue and the terms of the Bonds and the conversion or option rights or obligations, in particular the interest rate, the type of interest, the issue price, the term and denomination, the conversion or option period, any variability in the conversion ratio, the conversion or option price and any anti-dilution provisions.

(jj)	Option to have the Supervisory Board’s approval given by a committee

Insofar as the approval of the Supervisory Board is required in accordance with the foregoing, a committee formed by the Supervisory Board may grant this approval in the place of the Supervisory Board.

c)	Cancellation of existing contingent capital

Contingent Capital IV created by resolution on Item 7 on the agenda of the General Meeting of Shareholders of May 25, 2011 will be cancelled.

d)	Creation of new contingent capital

The capital stock is subject to a further contingent increase of up to € 100 million by issuing up to 100 million no-par value bearer shares (Contingent Capital I). The contingent capital increase serves to grant shares upon the exercise of conversion or option rights or upon the fulfillment of conversion or option obligations under convertible or warrant-linked bonds issued or guaranteed by the Company or any of its direct or indirect majority holdings by virtue of the above authorization on or before May 11, 2021 to the holders or creditors of convertible bonds or warrants in accordance with the Bond Terms. The new shares will be issued at the respective conversion or option price to be determined in accordance with lit. b) (gg) above. The contingent capital increase will be implemented only to the extent that the holders or creditors of convertible bonds or warrants under warrant-linked bonds issued or guaranteed by SAP SE or any of its direct or indirect majority holdings on or before May 11, 2021 by virtue of the authorization resolved by the General Meeting of Shareholders of May 12, 2016 exercise their conversion or option rights or fulfill their conversion or option obligations and to the extent that no other methods of servicing these rights are used. The new shares issued as a result of the exercise of the conversion or option right or upon the fulfillment of the conversion or option obligations will participate in the profits as from the beginning of the fiscal year in which they are created. The Executive Board is authorized to determine the further details of the implementation of the contingent capital increase.

e)	Amendment of the Articles of Incorporation

Section 4 (7) of the Articles of Incorporation is amended to read as follows:

“The capital stock shall be subject to a further contingent increase by up to € 100 million by issuing up to 100 million no-par value bearer shares (Contingent Capital I). The contingent capital increase shall be implemented only to the extent that the holders or creditors of convertible bonds or warrants under warrant-linked bonds issued or guaranteed by SAP SE or any of its direct or indirect majority holdings on or before May 11, 2021 by virtue of the authorization resolved by the annual General Meeting of Shareholders of May 12, 2016 exercise their conversion or option rights or fulfill their conversion or option obligations and no other methods for servicing these rights are used. The new shares shall in each case be issued at the conversion or option price to be determined in accordance with the above authorization resolution. The new shares shall participate in the profits as from the beginning of the fiscal year in which they are created as a result of the exercise of conversion or option rights or upon the fulfillment of the conversion or option obligation. The Executive Board shall be authorized to determine the further details of the implementation of the contingent capital increase.”

***

II.	INFORMATION ON ITEM 7 ON THE AGENDA

Information pursuant to Section 125 (1) sentence 5 AktG regarding Prof. Dr. Gesche Joost

Membership of other supervisory boards to be established by law none

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad

Supervisory Board of Clear VAT GmbH (in formation), Berlin

***

III.	REPORT OF THE EXECUTIVE BOARD REGARDING ITEM 8 ON THE AGENDA

Report of the Executive Board pursuant to Section 221 (4) sentence 2 in conjunction with Section 186 (4) sentence 2 AktG

By resolution adopted by the General Meeting of Shareholders of May 25, 2011, the Executive Board was authorized to issue convertible and/or warrant-linked bonds on or before May 24, 2016 in an aggregate principal amount of up to € 7.5 billion and carrying conversion or option rights in respect of shares in the Company representing a pro rata amount of capital stock of up to € 100 million in aggregate. In view of the fact that the existing authorization will expire shortly after this year’s annual General Meeting of Shareholders, it is proposed to the General Meeting of Shareholders that a new authorization be granted to issue convertible and/or warrant-linked bonds in order to ensure that the Company will have these instruments at its disposal, should the need arise, also in the coming years. The authorization is to permit, as is currently the case, the issue of Bonds carrying conversion or option rights in respect of SAP SE shares representing a pro rata amount of capital stock of up to € 100 million. The conversion or option terms and conditions are also to impose a conversion or option obligation (Mandatory Convertible) at maturity or at another point in time (hereinafter in each case also referred to as the “Final Maturity”) or provide for SAP SE the right to grant holders or creditors of the Bonds on Final Maturity shares in SAP SE wholly of partially in lieu of the payment due. In addition, it is intended to enable the issue of profit-sharing rights and/or income bonds as well as of combinations of these different instruments (hereinafter together also referred to as the “Bonds”) in future. The permissible aggregate principal amount is to be increased to € 10 billion.

Adequate capital resources are an important requirement for the Company’s development. The issue of convertible and/or warrant-linked bonds as well as profit-sharing rights and/or income bonds (or combinations of all these instruments) offers the Company attractive financing opportunities at relatively low interest, and the proposed authorization is designed to again open up these opportunities to the Company. The authorization gives the Company the flexibility required to raise capital, depending on the situation prevailing on the market, in the German capital market or even in the international capital market, in particular through direct or indirect majority holdings of SAP SE.

The authorization provides that the convertible and/or warrant-linked bonds as well as the profit-sharing rights and/or income bonds (or combinations of all these instruments) are generally to be offered to the shareholders for subscription (Section 221 (4) AktG in conjunction with Section 186 (1) AktG). In order to facilitate implementation, use may in this regard be made of the option to offer the convertible and/or warrant-linked bonds as well as the profit-sharing rights and/or income bonds (or combinations of all these instruments) to one or more credit institutions or a syndicate of credit institutions, or enterprises which have an equivalent status under Section 186 (5) sentence 1 AktG, with the obligation to offer the Bonds to the shareholders for subscription in accordance with their subscription rights (indirect shareholders’ subscription right within the meaning of Section 186 (5) sentence 1 AktG). If the Bonds are issued by a direct or indirect majority holding of SAP SE, SAP SE must ensure that the subscription rights of SAP SE shareholders are granted in accordance with the foregoing sentences.

The resolution proposal, however, provides for the option to exclude the shareholders’ subscription rights in respect of the Bonds in the following cases.

It is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights. Such fractional shares may result from the amount of the issue volume and the determination of a practicable subscription ratio. An exclusion of the shareholders’ subscription rights in these cases facilitates the implementation of the capital-related measure, in particular of the shareholders’ subscription rights.

It is further proposed that the Executive Board be granted the option, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in order to grant to the holders or creditors of previously issued conversion and option rights subscription rights in the scope to which they would have been entitled as shareholders following the exercise of the conversion or option rights. This will permit to grant to the holders or creditors of conversion or option rights already existing at this point in time subscription rights in lieu of a reduction of the conversion or option price as anti-dilution protection. Equipping bonds with anti-dilution protection is in line with standard market practice.

It is further proposed that the Executive Board be authorized, applying Section 186 (3) sentence 4 AktG mutatis mutandis, to exclude, subject to the consent of the Supervisory Board, the shareholders’ subscription rights to the extent the Bonds are issued with conversion or option rights or conversion or option obligations and structured such that the Bonds are issued at a price that is not substantially below their market value determined in accordance with generally accepted methods in particular of finance mathematics. This can be expedient in order to promptly respond to favorable conditions on the stock exchange and to quickly and flexibly place a Bond in the market on attractive conditions. The equity markets have become clearly more volatile. The ability to promptly react to market developments will therefore be vital for the result of the issue to be as favorable as possible. Favorable conditions that are as “near market” as possible can generally be established only if the Company is not bound by those conditions for an excessively long offer period. The issue of subscription rights generally requires a significant safety margin to be deducted in order to ensure the attractiveness of the conditions and thus the issue’s chances of success over the entire offer period. It is true that Section 186 (2) AktG allows the subscription price (and thus the terms and conditions of the Bonds in the case of convertible and/or warrant-linked bonds) to be published three days prior to the expiration of the subscription period at the latest. In light of the volatility in the stock markets, however, this still involves a market risk, in particular a price change risk, for several days, which may lead to the deduction of safety margins in connection with the determination of the terms and conditions of the bonds and thus to conditions that are not optimal. In addition, even where shareholders’ subscription rights are granted, a full placement will not automatically be ensured and an alternative placement with third parties will in any event involve additional expenses given the uncertainty of the exercise of such rights (subscription behavior). Finally, if the Company were to grant subscription rights, it would not be in a position to promptly react to a change in market conditions due to the length of the subscription period but would be exposed to declining share prices during the subscription period, which could lead to less favorable opportunities for the Company to procure capital.

In this case of exclusion of shareholders’ subscription rights in connection with the issue of convertible and warrant-linked bonds, the provision set forth in Section 186 (3) sentence 4 AktG regarding the simplified exclusion of shareholders’ subscription rights applies mutatis mutandis pursuant to Section 221 (4) sentence 2 AktG. In order to comply with the threshold of 10% of capital stock that is applicable to the simplified exclusion of shareholders’ subscription rights provided for in Section 186 (3) sentence 4 AktG, the authorization concerning the simplified exclusion of shareholders’ subscription rights is limited to the issue of Bonds carrying conversion or option rights or obligations in respect of shares representing a pro rata amount of no more than 10% of the Company’s capital stock in aggregate. The resolution proposal under agenda item 8 provides that, for the purpose of calculating the 10% threshold, the lower of the amounts of capital stock existing at the time the resolution concerning this authorization is adopted by the General Meeting of Shareholders of May 12, 2016 or at the time the authorization is exercised is to be relevant. Moreover, the resolution proposal provides for a deduction clause pursuant to which the 10% threshold will be reduced to the extent that other authorizations concerning the simplified exclusion of shareholders’ subscription rights are exercised after adoption of the resolution by the General Meeting of Shareholders of May 12, 2016.

The interests of the shareholders are safeguarded by the fact that the Bonds must not be issued substantially below their market value. This will prevent a significant economic dilution of the value of the shares. Whether or not the Bonds are issued substantially below their market value will be determined by calculating the market value of the convertible or warrant-linked bonds in accordance with generally accepted methods in particular of finance mathematics and comparing it with the offer price. The Executive Board will in its price determination, taking into account the situation then prevailing on the capital market, ensure that the deduction from the market value will be as low as possible. If the Executive Board considers it appropriate in any given situation to seek professional advice, it may rely on the support of third parties. For instance, a bank (or underwriting bank) involved in the issue may confirm in an appropriate form that the issue price will not be substantially below the market value of the shares. This may also be confirmed by a bank not involved in the issue or an auditing firm or any other expert. Such an effect would reduce the calculated value of a subscription right to virtually zero, so that no appreciable economic disadvantage will be suffered by the shareholders due to the exclusion of their subscription rights.

Irrespective of such an examination by the Executive Board, the establishment of conditions that are in line with market standards and the associated avoidance of any appreciable dilution of the share value may also be achieved by a bookbuilding process. In such a process, the convertible or warrant-linked bonds are not offered at a fixed issue price but the issue price and/or individual conditions of the convertible and/or warrant-linked bonds (e.g. interest rate and conversion or option price) will be established on the basis of the purchase orders submitted by investors. As a result, the total value of the Bonds will be determined “near market”.

All of these measures will ensure that the value of the Company’s shares is not significantly diluted as a result of the exclusion of shareholders’ subscription rights. Moreover, the shareholders intending to maintain their share in the Company’s capital stock have the option to acquire shares on the stock exchange on almost identical conditions.

Finally, where profit-sharing rights or income bonds without conversion or option rights or conversion or option obligations are to be issued, the Executive Board is authorised, subject to the consent of the Supervisory Board, to exclude shareholders’ subscription rights entirely, provided these profit-sharing rights or income bonds resemble debt obligations, i.e. they do not represent membership rights in the Company, they do not grant a share in any liquidation proceeds and their interest due is not calculated on the basis of the annual net earnings, the net profit or the dividend. Moreover, in this case, the interest rate and issue price of the profit-sharing rights or income bonds must reflect the market conditions for comparable debt instruments prevailing at the time of issue. If the above requirements are met, the exclusion of subscription rights does not place the shareholders at a disadvantage, since the profit-sharing rights or income bonds do not represent membership rights and do not grant a share in any liquidation proceeds or in profits generated by the Company. While the Bonds may provide for any interest payable to be subject to annual net earnings or a net profit being generated or a dividend being distributed, it would not be permissible for higher net earnings, higher net profit or a higher dividend to result in higher interest. The issue of profit-sharing rights or income bonds therefore neither changes nor dilutes the shareholders’ voting rights nor their participation in the Company and its profits. Moreover, the binding requirement of issuing the Bonds on fair market terms where subscription rights are excluded ensures that subscription rights have no significant value.

The purpose of Conditional Capital I that is to be newly created is to service the conversion or option rights linked to the convertible and/or warrant-linked bonds or upon fulfillment of the conversion and/or option obligations to the extent that no other methods of servicing these rights are used. The issue price of the new shares will be determined in accordance with lit. b) (gg) of the resolution proposed. In this provision, the bases for the determination of the minimum issue amount are stipulated in accordance with Section 193 (2) no. 3 AktG, as a result of which the Company will have extensive flexibility in fixing the terms and conditions of the Bonds.

According to the resolution proposal, the conversion or option price to be determined for each share must, even in the event of a variable conversion ratio or a variable conversion or option price, be equivalent either

– in the event that shareholders’ subscription rights are excluded – to at least 80% of the average price of the SAP SE share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the ten trading days preceding the day on which the Executive Board adopts the resolution on the issue of the convertible or warrant-linked bond or – in the event that shareholders’ subscription rights are granted – to at least 80% of the average price of the SAP SE share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) in the period from the start of the subscription period to the day immediately preceding the publication of the final terms pursuant to Section 186 (2) sentence 2 AktG. This average price will be the arithmetic mean of the closing auction prices. If no closing auction is effected in the relevant electronic trading system, the closing auction price will be replaced by the price determined in the last auction that takes place in the relevant electronic trading system on a trading day or, in the absence of any such auction, the last price determined in the relevant electronic trading system on that trading day. Section 9 (1) AktG is to remain unaffected, which means that shares must in no event be issued at a price below the pro rata amount of capital stock represented by them. Should any dilution of the economic value of the existing conversion or option rights occur during the term of the Bonds or warrants granting a conversion or option right and should no subscription rights be granted by way of compensation, it is intended that it should be possible for the conversion or option rights to be adjusted, without prejudice to Section 9 (1) AktG, in a manner preserving their value save to the extent that such adjustment is already governed by mandatory law. This will give the Executive Board the opportunity to include such dilution protection provisions as are customarily required in the Bond Terms. In any event, the pro rata amount of capital stock represented by the shares to be subscribed for each Definitive Bond must not exceed the lower of the principal amount or issue price per Definitive Bond.

In deviation thereof, the conversion or option price for one share may, in the event of a conversion or option obligation, correspond to the average price of the SAP SE share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the ten trading days preceding or following the date on which conversion is declared and/or the option is exercised or the conversion and/or option obligation is fulfilled, even if such price is lower than the minimum price specified in lit. b) (gg) of the proposed resolution. This average price will be the arithmetic mean of the closing auction prices. If no closing auction is effected in the relevant electronic trading system, the closing auction price will be replaced by the price determined in the last auction that takes place on a trading day or, in the absence of any such auction, the last price determined on that trading day. In such cases, too, the pro rata amount of capital stock represented by the shares to be issued on Final Maturity for each Definitive Bond must not exceed the nominal amount of the individual Definitive Bond.

However, it is intended that it should also possible to provide in the Bond Terms that the Company, in the event of a conversion or the exercise of an option, will not grant shares in the Company but will pay the equivalent value in cash or that the Company may elect to grant existing shares in the Company rather than new shares.

The Executive Board will report to the General Meeting of Shareholders on each exercise of the authorization to issue convertible and/or warrant-linked bonds.

***

IV.	FURTHER INFORMATION AND DETAILS CONCERNING THE GENERAL MEETING OF SHAREHOLDERS

1.	Conditions for attending the General Meeting of Shareholders and exercising voting rights

a)	Application to attend and proof

Shareholders are entitled to attend the General Meeting of Shareholders and to exercise their voting rights only if they have submitted an application prior to the General Meeting of Shareholders and furnished proof of their shareholding to the Company. Application must be made in German or English and must be received by the Company in text form (Section 126b of the German Civil Code (Bürgerliches Gesetzbuch; “BGB”)). Proof of shareholding must be furnished by way of a confirmation issued by a depositary institution in text form (Section 126b BGB) in German or English. The confirmation issued by the depositary institution must relate to the beginning (i.e. 0.00 hrs (Central European Summer Time – CEST)) of April 21, 2016 (the Record Date). The application as well as the proof of shareholding must be received by the Company by no later than the end (i.e. 24.00 hrs (CEST)) of May 5, 2016 at the address below:

SAP SE

c/o DZ BANK AG

represented by dwpbank

– DSHAV –

Landsberger Str. 187

D-80687 Munich

or by fax: +49 (0)69 5099 1110

or by e-mail: hv-eintrittskarten@dwpbank.de

b)	Relevance of the Record Date

In relations with the Company, a person will be deemed to be a shareholder for the purpose of attending the General Meeting of Shareholders or exercising voting rights only if proof of their shareholding, as described above, has been furnished. Any changes in shareholdings occurring after the Record Date are of no relevance in this regard. Shareholders who have acquired their shares only after the Record Date are therefore not entitled, in relations with the Company, to attend the General Meeting of Shareholders or exercise voting rights as shareholders. Shareholders who have duly applied for attendance and provided proof of their shareholdings are entitled, in relations with the Company, to attend the General Meeting of Shareholders and to exercise their voting rights even if they disposed of their shares after the Record Date. The Record Date will not affect the calculation of the shareholders’ dividend entitlement.

c)	Ordering admission tickets

Once the application and proof of shareholdings have been submitted correctly (as described above in lit. a) of this Section 1), the shareholders will be issued with admission tickets for the General Meeting of Shareholders. Most depositary institutions will ensure timely receipt of the admission tickets, provided that shareholders complete the forms for ordering admission tickets sent to them by their depositary institutions and return them to the relevant depositary institution in sufficient time for such institution to arrange for the application and proof of shareholding to be submitted on behalf of the shareholders before the application period ends. Admission tickets are provided for organizational purposes only and do not represent further conditions for participation. However, the following should be noted:

In order to facilitate processing, we ask that you present the admission ticket at the entrance when you attend the meeting (online participation excepted). Information on online attendance (see Section 3 below) and on granting proxy authorization and issuing instructions to proxies designated by the Company using the website provided by the Company for this purpose (see Section 4 lit. c) below) is printed on the admission ticket, as is a form and the necessary information for voting by post (see Section 2 below).

2.	Voting by post

Within the scope specified below, shareholders also have the option to vote by post, i.e. without having to attend the General Meeting of Shareholders. This, too, requires correct submission of the application and of proof of their shareholding, as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). Voting by post must be performed in writing, using the (postal voting) form which is printed on the admission ticket and which is also available on the Internet at www.sap.com/agm. The form used for postal voting must be received by the Company, fully completed and, in particular, bearing the admission ticket number and the validation code, by May 11, 2016 (day of receipt of post) by the Company at the following address:

SAP SE

c/o Computershare Operations Center

D-80249 Munich

The fully completed form may also be sent by fax and must in this case be received by 12.00 hrs (CEST) on May 11, 2016, at the fax number +49 (0)89 30903 74675.

Postal voting will be limited to voting on resolution proposals of the Executive Board and/or the Supervisory Board that were published in the invitation to the General Meeting of Shareholders (including a potential adjustment of the proposed resolution on the appropriation of retained earnings to reflect the number of shares carrying dividend rights existing at the time the resolution is adopted, which adjustment is announced in the invitation) as well as on shareholders’ resolution proposals published together with any addition to the agenda pursuant to Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG.

Votes cast by post may be revoked or amended by written notice directed at the postal address specified above (in this Section 2) by May 11, 2016 (day of receipt of post) or by transmitting the written notice by fax to the number specified (here in Section 2) above by 12.00 hrs (CEST) on May 11, 2016 (time of receipt of fax). The right to attend the General Meeting of Shareholders remains unaffected. If shareholders wish to attend the General Meeting of Shareholders either themselves or through a proxy and to represent the relevant shares, i.e. to exercise the shareholder rights arising from such shares, despite having previously cast their votes by post, this will be possible but will be deemed a revocation of the votes cast by post. This also applies in the event that shareholders, either themselves or through a proxy, participate in the General Meeting of Shareholders by way of online participation (see Section 3 below). The forms to be used for postal voting provide for the relevant declarations.

3.	Online participation in the General Meeting of Shareholders

Within the scope specified below, shareholders also have the option to participate in the General Meeting of Shareholders directly via the Internet, i.e. without having to be physically present at its venue (online participation). This, too, requires correct submission of the application and of proof of their shareholding, as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). From 8.00 hrs (CEST) on May 12, 2016, shareholders can log in to the online participation system on www.sap.com/agm by entering the required access data and will then be able to participate online in the General Meeting of Shareholders from its beginning. In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket. Once shareholders have entered these access data for the first time, they will receive an access code which, together with the admission ticket number and the validation code, allows them to again access the online participation system, if required, as well as the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies (see Section 4 lit. c) below for more detail). Online participation is not possible if the relevant shares are represented by a participant (the shareholder or his/her proxy) who is present at the venue of the General Meeting of Shareholders.

Persons participating online will be able to follow the entire General Meeting of Shareholders audio-visually via the Internet, to cast their votes in real time during the voting procedure and to inspect the list of participants of the General Meeting of Shareholders electronically. Any further options of exercising shareholder rights by way of online participation will not be available for technical and organizational reasons. If participants wish to discontinue their online participation before the voting procedure begins, they may (among other options) authorize the Company proxies to exercise the participants’ voting rights in accordance with their instructions.

4.	Voting by proxy

a)	Option to vote by proxy

Shareholders may elect to have their voting rights exercised by a proxy, e.g. by a bank, a shareholders’ association, by proxies designated by the Company or another person of their choice. In this case, correct submission of the application to attend and of proof of shareholding is also required as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). It is possible to appoint a proxy both prior to and during the General Meeting of Shareholders, and proxies may be appointed by way of the shareholder making a declaration to the relevant proxy or to the Company.

The proxy attending the General Meeting of Shareholders may exercise the voting right in the same way as the shareholder could, insofar as neither the law nor the relevant shareholder or the proxy provides for any restrictions or other requirements. Subject to such restrictions, a proxy may, even if the admission ticket is not made out in his or her name, exercise voting rights by way of postal voting or online participation, provided the requirements set out in Section 2 (Voting by post) and/or Section 3 (Online participation in the General Meeting of Shareholders) are fulfilled. For processing reasons, online participation by the proxy is only possible once the Company has received the relevant declaration of authorization or other proof of proxy authorization, in each case in due form, and the proxy has been registered in the system on this basis as a person who has been granted access. Timely registration of the proxy in the system will in any event be ensured if and as soon as the relevant proxy authorization or the relevant proof has been transmitted to the e-mail address specified in lit. d) of this Section 4 in one of the formats indicated.

b)	Form of proxy authorization

Pursuant to Section 134 (3) sentence 3 AktG, the proxy authorization must be granted or revoked, and proof of the proxy authorization to be provided to the Company must be provided, in text form (Section 126b BGB). The special provisions set out below in lit. c) of this Section 4 additionally apply where authorization is granted to proxies designated by the Company. In the event that proxy authorization is granted to banks or shareholders’ associations, or persons or associations which have an equivalent status under Section 135 (8) AktG or institutions or enterprises which have equivalent status under Section 135 (10) AktG, the text form, in derogation from the above, is neither required pursuant to Section 134 (3) sentence 3 AktG, nor do the Articles of Incorporation contain a specific provision governing such case. Banks and shareholders’ associations, as well as persons, associations, institutions and enterprises which have an equivalent status under Section 135 (8) or (10) AktG may therefore use forms for the granting of proxy authorization which need only comply with the statutory provisions governing such case, in particular those contained in Section 135 AktG. Reference is made to the special procedure pursuant to Section 135 (1) sentence 5 AktG.

c)	Proxies designated by the Company, special provisions regarding their authorization

Within the scope specified below, we offer our shareholders the option to be represented at the General Meeting of Shareholders by employees designated as proxies by the Company (Company proxies) who are bound by the shareholders’ instructions. The Company proxies will exercise their powers only to the extent that shareholders have previously instructed them to exercise their voting rights. The proxies designated by the Company are obligated to vote in accordance with the instructions given to them. The authorization of Company proxies may be granted and revoked, and instructions to them may be given and amended, by declaration to the Company in text form and also via the Internet dialogue provided by the Company for this purpose at www.sap.com/agm. In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket. Once shareholders have entered these access data for the first time, they will receive an access code which, together with the admission ticket number and validation code, allows them to again access the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies at a later time, as well as to access the online participation system (see Section 3 above). Authorizations and instructions to the Company proxies may still be given and/or modified online during the General Meeting of Shareholders until the commencement of the voting procedure. Shareholders wishing to authorize the Company proxies and to provide them with the necessary instructions may of course also use the form on the admission ticket for the General Meeting of Shareholders to do so. Giving authorizations and instructions to the Company proxies is still possible at the General Meeting of Shareholders, namely until the commencement of the voting procedure.

If, besides the authorization for and instructions to the Company proxies, the Company has received postal votes (see Section 2 above), these postal votes will always take precedence; in this case, the Company proxies will not exercise the authorization granted to them and will not represent the relevant shares. Equally, the Company proxies will not exercise any authorization granted to them and will not represent the relevant shares if the relevant shares are represented by a participant (a shareholder or his/her proxy) who is physically present at the venue of the General Meeting of Shareholders or by way of online participation.

d)	Proof of proxy authorization

If proxy authorization is granted by way of a declaration made to the Company, no separate proof of proxy authorization to the Company is required. If, however, proxy authorization is granted by way of a declaration made to the proxy appointed, the Company may demand to see proof of such authorization, unless otherwise provided for in Section 135 AktG, i.e. in particular where a bank or shareholders’ association is appointed proxy. The granting of proxy authorization may be proven, for example, by the proxy presenting the document confirming his or her authorization in due form at the entrance on the day of the General Meeting of Shareholders, or by (the shareholder or proxy) sending proof of authorization to the Company in advance. Such proof may be directed to the postal address or fax number of the Company stated in Section 2 for voting by post. In accordance with Section 134 (3) sentence 4 AktG, we offer the following means of electronic communication: the proof of appointment of a proxy may be sent to the Company by e-mail to sap-hv2016@computershare.de. It will be ensured that Word, .pdf, .jpg, .txt and .tif documents sent as e-mail attachments will be taken into account (with the possibility of existing e-mails being forwarded). The Company is only able to easily and clearly draw the link between proof of proxy authorization that is sent by e-mail and a specific application to attend if such authorization or the corresponding e-mail states the family name, first name and address of the relevant shareholder and, if already known, the admission ticket number and the validation code. The means of communication specified above will also be available for granting or revoking proxy authorization by means of a declaration to the Company.

e)	Multiple proxies

If a shareholder appoints more than one proxy, the Company is entitled under Section 134 (3) sentence 2 AktG to refuse one or more of them.

f)	Forms for granting proxy authorization

Shareholders will receive forms which may be used for granting proxy authorization as well as for granting proxy authorization and issuing instructions to the Company proxies together with their admission tickets following correct submission of the application and proof of shareholding. A screen form can also be accessed via the Internet dialogue provided by the Company for granting proxy authorizations and issuing instructions to Company proxies. A printable form for granting proxy authorization and, where appropriate, for issuing instructions is also available on the Internet at www.sap.com/agm. To facilitate processing, we ask that these forms be used for granting proxy authorization if proxies are appointed by way of a declaration made to the Company, including where proxy authorization is granted and instructions are issued to the Company proxies. Forms for granting proxy authorization and, as appropriate, issuing instructions during the General Meeting of Shareholders are also contained in the voting card pads which are distributed at the entrance to the General Meeting of Shareholders.

5.	Live transmission of the General Meeting of Shareholders on the Internet

All shareholders of SAP SE and the interested general public may follow the entire General Meeting of Shareholders on May 12, 2016 from 10.00 hrs (CEST) live on the Internet. Unrestricted online access to the live transmission will be possible via the Internet at www.sap.com/agm. The opening by the chairman as well as the speech by the CEO will also be recorded and will be available on the Internet at the address specified above after the General Meeting of Shareholders.

6.	Shareholder rights

a)	Requests for additional agenda items pursuant to Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG

Shareholders collectively holding 5% of the capital stock or at least € 500,000 in total (the latter corresponding to 500,000 shares) may request that additional items be added to the agenda and made public. Each new item must be accompanied by the corresponding grounds or a resolution proposal. Such requests must be made in writing (within the meaning of Section 122 (2) in conjunction with paragraph 1 sentence 1 AktG) to the Company’s Executive Board and must have been received by the Company by 24.00 hrs (CEST) on April 11, 2016. The request may in any event be sent to the following address: SAP SE, Vorstand, Dietmar-Hopp-Allee 16, D-69190 Walldorf.

Any additions to the agenda which require publication and were not published in the calling notice will be published in the German Federal Gazette as soon as they have been received by the Company and will be forwarded for publication to media which can be expected to publish the information across the entire European Union. Any requests for additional items to be added to the agenda within the meaning of Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG which are received by the

Company once the General Meeting of Shareholders has been called will also be made available on the Internet at www.sap.com/agm and will be communicated to the shareholders as soon as they have been received by the Company.

b)	Shareholder motions and nominations pursuant to Section 126 (1) and Section 127 AktG

At the General Meeting of Shareholders, shareholders may make motions and nominations relating to particular agenda items and the rules of procedure without any notice, publication or other action related to the motion or nomination being required prior to the General Meeting of Shareholders. (This does not apply in the case of online participation, see Section 3 above.)

Counter-motions within the meaning of Section 126 AktG regarding the proposals of the Executive Board and the Supervisory Board on any specific item on the agenda as well as nominations within the meaning of Section 127 AktG will be made available via the Internet at www.sap.com/agm, including the name of the shareholder concerned, the relevant reasons (which, however, are not required for nominations) and, if appropriate, a statement by the management and, in the event of nominations by a shareholder regarding the election of Supervisory Board members, the information pursuant to Section 127 sentence 4 AktG if received by the end (i.e. 24.00 hrs (CEST)) of April 27, 2016 at

SAP SE

Investor Relations

Dietmar-Hopp-Allee 16

D-69190 Walldorf

or by fax: +49 (0)6227/7-40805

or by e-mail: investor@sap.com

and if the remaining requirements with regard to the Company’s duty to disclose pursuant to Section 126 and Section 127 AktG are complied with.

c)	Shareholders’ right to information pursuant to Section 131 (1) AktG

Under Section 131 (1) AktG, any shareholder must upon request be given information by the Executive Board at the General Meeting of Shareholders relating to the Company’s affairs, including its legal and business relations to affiliates, the financial position of the group and the companies included in the group annual financial statements, provided such information is necessary in order to make an informed judgment in respect of an agenda item and the Executive Board does not have the right to refuse to disclose such information. Shareholders attending online, however, are not able to issue requests for information (see Section 3 above).

d)	Further information

Further information on the shareholders’ rights pursuant to Article 56 of the SE Regulation, Section 50 (2) SEAG, Section 122 (2), Section 126 (1), Section 127 and Section 131 (1) AktG, in particular information relating to additional requirements above and beyond compliance with the relevant deadlines, is available on the Internet at www.sap.com/agm.

7.	Website offering information and publication of the invitation

This calling notice for the General Meeting of Shareholders and the information and documents to be made available pursuant to Section 124a AktG, any requests for additional agenda items within the meaning of Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG and other information are available on the Internet at www.sap.com/agm. The invitation, together with the full agenda and the resolution proposals of the Executive Board and the Supervisory Board, will be published in the German Federal Gazette and was moreover forwarded for publication to media which can be expected to publish the information across the entire European Union.

8.	Total number of shares and voting rights

On the date on which the General Meeting of Shareholders is called, the Company has capital stock of € 1,228,504,232.00, which is divided into 1,228,504,232 no-par value shares each representing one vote (information in accordance with Section 30b (1) no. 1 of the German Securities Trading Act (Wertpapierhandelsgesetz; “WpHG”); this total includes the treasury shares held on the date on which the General Meeting of Shareholders is called, which do not, however, attribute any rights to the Company in accordance with Section 71b AktG).

Walldorf, April 2016

SAP SE

The Executive Board